EXHIBIT 99.1
CAUTIONARY STATEMENTS FOR PURPOSES OF THE “SAFE
HARBOR” PROVISIONS OF THE PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995
      The Private Securities Litigation Reform Act of 1995 (the “Act”) provides a “safe harbor” for “forward-looking statements” to encourage companies to provide prospective information, so long as such information is identified as forward-looking and is accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the forward-looking statement(s). Ingram Micro desires to take advantage of the safe harbor provisions of the Act.
      Our Annual Report on Form 10-K for the year ended January 1, 2005 to which this exhibit is appended, our quarterly reports on Form 10-Q, our current reports on Form 8-K, periodic press releases, as well as other public documents and statements, may contain forward-looking statements within the meaning of the Act, including, but not limited to, management’s expectations for process improvement; competition; revenues, expenses and other operating results or ratios; economic conditions; liquidity; capital requirements; and exchange rate fluctuations. Forward-looking statements also include any statement that may predict, forecast, indicate or imply future results, performance, or achievements. Forward-looking statements can be identified by the use of terminology such as “believe,” “anticipate,” “expect,” “estimate,” “may,” “will,” “should,” “project,” “continue,” “plans,” “aims,” “intends,” “likely,” or other similar words or phrases.
      We disclaim any duty to update any forward-looking statements. In addition, our representatives participate from time to time in:

•	speeches and calls with market analysts,

•	conferences, meetings and calls with investors and potential investors in our securities, and

•	other meetings and conferences.
Some of the information presented in these calls, meetings and conferences may be forward-looking within the meaning of the Act.
      Our actual results could differ materially from those projected in forward-looking statements made by or on behalf of Ingram Micro. In this regard, from time to time, we have failed to meet consensus analyst earnings estimates. In future quarters, our operating results may be below the expectations of public market analysts or investors. The following factors (in addition to other possible factors not listed) could affect our actual results and cause these results to differ materially from those expressed in forward-looking statements made by us or on our behalf. Because of our narrow gross margins, the impact of the risk factors stated below may magnify the impact on our operating results and financial condition.

We are subject to intense competition globally.
      We operate in a highly competitive environment globally. The intense competition that characterizes the IT products and services distribution industry is based primarily on:

•	breadth, availability and quality of product lines and services;

•	price;

•	terms and conditions of sale;

•	credit terms and availability;

•	speed and accuracy of delivery;

•	ability to tailor specific solutions to customer needs;

•	effectiveness of sales and marketing programs; and

•	availability of technical and product information.
      Our competitors include regional, national, and international distributors, as well as suppliers that employ a direct-sales model. As a result of intense price competition in the IT products and services distribution industry, our gross margins have historically been narrow and we expect them to continue to be narrow in the future. In addition, when there is overcapacity in our industry, our competitors may reduce their prices in response to this overcapacity.
      We offer no assurance that we will not lose market share, or that we will not be forced in the future to reduce our prices in response to the actions of our competitors and thereby experience a further reduction in our gross margins. Furthermore, to remain competitive we may be forced to offer more credit or extended payment terms to our customers. This could increase our required capital, financing costs, and the amount of our bad debt expenses.
      We have initiated and continue to initiate other business activities and may face competition from companies with more experience and/or new entries in those new markets. For example, there has been an accelerated movement among transportation and logistics companies to provide fulfillment and e-commerce supply chain services. Within this arena, we face competition from major transportation and logistics suppliers, electronic manufacturing services providers, and media companies. As we enter new business areas, we may also encounter increased competition from current competitors and/or from new competitors, some of which may be our current customers or suppliers, which may negatively impact our sales or profitability.

Integration of acquired businesses and similar transactions involves various risks and difficulties.
      We have in the past pursued, and may pursue, from time to time, acquisitions, joint ventures, and other strategic relationships to complement or expand our existing business, which may adversely impact the benefits of such efforts and our business generally. For example, in 2004, we acquired Techpac Holdings Limited, one of Asia-Pacific’s largest technology distributors based in Singapore, and Nimax Inc., a key participant in the value-added distribution of automatic identification and data capture/point of sale barcode and wireless products, and enterprise mobility solutions. Integration of our acquired businesses and similar transactions that we may pursue from time to time involve various risks and difficulties, including the following:

•	diversion of management’s attention to the integration of the operations;

•	the inability to manage and retain key personnel and customers;

•	revenue disynergies are greater than anticipated;

•	the inability to convert the acquired companies’ management information systems to ours;

•	potential adverse short-term effects on our operating results;

•	the possibility that we could incur or acquire substantial debt in connection with the acquisitions;

•	the logistical difficulties inherent in expanding into new geographic markets and business areas;

•	the difficulty inherent in understanding local business practices;

•	asset impairment charges resulting from acquired intangible assets; and

•	the need to present a unified corporate image.

Our international operations impose risks upon our business, such as exchange rate fluctuations.
      We operate, through our subsidiaries, in a number of countries outside the United States, and we expect our international net sales to increase as a percentage of total net sales in the future. Our international net sales and operating costs are primarily denominated in currencies other than the U.S. dollar. Accordingly, our international operations impose risks upon our business as a result of exchange rate fluctuations. We manage our exposure to fluctuations in the value of foreign currencies and interest rates using a variety of financial instruments. However, we may not be able to adequately mitigate all foreign currency related risks.
      We have operations in countries which may have a greater risk of exchange rate fluctuations. Exchange rate fluctuations may cause our international revenues or costs to fluctuate significantly when reflected in U.S. dollar terms. In some countries outside the United States, operations are accounted for primarily on a U.S. dollar-denominated basis. In the event of an unexpected devaluation of the local currency in those countries (as occurred in Argentina in early 2002), or in countries that transact business in multiple currencies, we may experience significant foreign exchange losses. In addition, our operations may be significantly adversely affected as a result of the general economic impact of the devaluation of the local currency.
      Our international operations are subject to other risks such as:

•	the imposition of governmental controls in jurisdictions in which we operate;

•	export license requirements;

•	restrictions on the export of certain technology to certain jurisdictions;

•	political instability in jurisdictions in which we operate;

•	trade restrictions in jurisdictions in which we operate;

•	tariff changes in jurisdictions in which we operate;

•	difficulties in staffing and managing our international operations;

•	difficulties in collecting accounts receivable and longer collection periods; and

•	the impact of local economic conditions and practices on our business.

We may not achieve the objectives of our process improvement efforts or be able to adequately adjust our cost structure in a timely fashion to remain competitive, which may cause our profitability to suffer.
      We seek to continually institute more effective operational and expense controls. However, our continued pursuit and implementation of process improvements and organization changes to create cost reductions or improve margins across all regions subject our business to a number of risks and difficulties which may adversely impact the benefits of such actions and negatively impact our operating results, including:

•	diversion of management’s attention to restructuring operations and personnel from daily operations;

•	the inability to exit facilities, reduce personnel, or improve business processes, or make other significant changes to our cost structure without significant disruption to our operations;

•	the inability to manage and retain key personnel and customers;

•	the inability to realize cost savings due to existing systems and/or operational structures in our different geographic markets, and in our supplier and customer organizations;

•	significant costs, including severance costs, lease and contract termination costs, or other exit costs;

•	other potential adverse short-term effects on our operating results; and

•	management may not be able to implement such actions, if at all, in a timely manner to offset a shortfall in net sales and gross profit to remain competitive.

Failure to attract new sources of business from expansion of products or services or entry into new markets could negatively impact our future operating results.
      The IT industry is subject to rapid technological change, new and enhanced product specification requirements, and evolving industry standards. We continue to look for new markets for products and services to keep up with changes in demand and to respond to competition and other changes in the distribution industry. Failure to successfully attract new sources of business could result in loss of revenue in the future and negatively impact our operating results.

We are dependent on a variety of information systems and a failure of these systems could disrupt our business and harm our reputation and net sales.
      We depend on a variety of information systems for our operations, particularly our centralized IMpulse information processing system, which supports operational functions that include inventory management, order processing, shipping, receiving, and accounting.
      At the core of IMpulse is on-line, real-time distribution software, which supports basic order entry and processing and customers’ shipments and returns. Although we have not in the past experienced material system-wide failures or downtime of IMpulse or any of our other information systems, we have experienced failures in IMpulse in certain specific geographies. Failures or significant downtime for IMpulse could prevent us from taking customer orders, printing product pick-lists, and/or shipping product. It could also prevent customers from accessing our price and product availability information. From time to time we may acquire other businesses having information systems and records, which may be converted and integrated into IMpulse or other Ingram Micro information systems. This can be a lengthy and expensive process that results in a material diversion of resources from other operations. In addition, because IMpulse is comprised of a number of legacy, internally developed applications, it can be harder to upgrade, and may not be adaptable to commercially available software. Particularly as our needs or technology in general evolve, we may experience greater than acceptable difficulty or cost in upgrading IMpulse, or we may be required to replace IMpulse entirely.
      We have also outsourced a significant portion of our IT infrastructure to a third-party provider, Affiliated Computer Services, Inc. (“ACS”). ACS has and will continue to provide equipment and service to support certain of our IT infrastructure located in North America, such as mainframe, major server, desktop and enterprise storage operations; wide area and local area network support and engineering; systems management services; internal associate help desk services; and worldwide voice/ PBX. We maintained responsibility for our company’s IT strategy and architecture, worldwide application development, quality assurance, and customer and partner programs internally. However, our reliance on ACS for maintaining certain of our IT infrastructure could result in significant disruption and costs to our operations if ACS does not meet its obligations to adequately maintain service or support such IT infrastructure.
      We also rely on the Internet for a significant percentage of our orders and information exchanges with our customers. The Internet and individual websites have experienced a number of disruptions and slowdowns, some of which were caused by organized attacks. In addition, some websites have experienced security breakdowns. To date, our website has not experienced any material breakdowns, disruptions or breaches in security; however, we cannot assure that this will not occur in the future. If we were to experience a security breakdown, disruption or breach that compromised sensitive information, this could harm our relationship with our customers or suppliers. Disruption of our website or the Internet in general could impair our order processing or more generally prevent our customers and suppliers from accessing information. This could cause us to lose business.
      We believe that customer information systems and product ordering and delivery systems, including Internet-based systems, are becoming increasingly important in the distribution of technology products and services. As a result, we are continually enhancing our customer information systems by adding new features, including on-line ordering through the Internet. However, we offer no assurance that competitors will not develop superior customer information systems or that we will be able to meet evolving market requirements by upgrading our current systems at a reasonable cost, or at all. Our inability to develop competitive customer information systems or upgrade our current systems could cause our business and market share to suffer.

Terminations of a supply or services agreement or a significant change in supplier terms or conditions of sale could negatively affect our operating margins, revenue or the level of capital required to fund our operations.
      A significant percentage of our net sales relates to products sold to us by relatively few suppliers or publishers. As a result of such concentration risk, terminations of supply or services agreements or a significant change in the terms or conditions of sale from one or more of our partners could negatively affect our operating margins, revenues or the level of capital required to fund our operations.
      Our suppliers have the ability to make, and in the past have made, rapid and significantly adverse changes in their sales terms and conditions, such as reducing the amount of price protection and return rights as well as reducing the level of purchase discounts and rebates they make available to us. In most cases, we have no guaranteed price or delivery agreements with suppliers. In certain product categories, such as systems, limited price protection or return rights offered by suppliers may have a bearing on the amount of product we may be willing to stock. We expect restrictive supplier terms and conditions to continue in the foreseeable future. Our inability to pass through to our reseller customers the impact of these changes, as well as our failure to develop systems to manage ongoing supplier pass-through programs, could cause us to record inventory write-downs or other losses and could have a material negative impact on our gross margins.
      We receive purchase discounts and rebates from suppliers based on various factors, including sales or purchase volume and breadth of customers. These purchase discounts and rebates may affect gross margins. Many purchase discounts from suppliers are based on percentage increases in sales of products. Due to the current size of our net sales base, it may become more difficult for us to achieve the percentage growth in sales required to maintain our current level of rebates or discounts. This is particularly true in an environment of declining demand for IT products and services. Our operating results could be negatively impacted if these rebates or discounts are reduced or eliminated.
      Our ability to obtain particular products or product lines in the required quantities and to fulfill customer orders on a timely basis is critical to our success. The IT industry experiences significant product supply shortages and customer order backlogs from time to time due to the inability of certain suppliers to supply certain products on a timely basis. As a result, we have experienced, and may in the future continue to experience, short-term shortages of specific products. In addition, suppliers who currently distribute their products through us may decide to distribute, or to substantially increase their existing distribution, through other distributors, their own dealer networks, or directly to resellers or end-users. In addition, in the case of software, alternative means of distribution, such as site licenses and electronic distribution, are emerging. If suppliers are not able to provide us with an adequate supply of products to fulfill our customer orders on a timely basis or we cannot otherwise obtain particular products or a product line or suppliers substantially increase their existing distribution through other distributors, their own dealer networks, or directly to resellers, our reputation, sales and profitability may suffer.

Changes in, or interpretations of, tax rules and regulations may adversely affect our effective tax rates or we may be required to pay additional tax assessments.
      Unanticipated changes in our tax rates could affect our future results of operations. Our future effective tax rates could be unfavorably affected by changes in tax laws or the interpretation of tax laws, by unanticipated decreases in the amount of revenue or earnings in countries in low statutory tax rates, or by changes in the valuation of our deferred tax assets and liabilities.
      In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other domestic and foreign tax authorities. We regularly assess the likelihood of outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. Any adverse outcome from these continuous examinations may have an adverse effect on our operating results and financial position.
      During 2002 and 2003, one of our Latin American subsidiaries was audited by the Brazilian taxing authorities in relation to certain commercial taxes. As a result of this audit, the subsidiary received an assessment of 28.3 million Brazilian reais, including interest and penalties through January 1, 2005, or approximately $10.7 million as of January 1, 2005, alleging these commercial taxes were not properly remitted for the period January through September 2002. The Brazilian taxing authorities may make similar claims for periods subsequent to September 2002. Additional assessments, if received, may be significant either individually or in the aggregate. It is management’s opinion, based upon the opinions of outside legal counsel, that we have valid defenses related to this matter. Although we are vigorously pursuing administrative and judicial action to challenge the assessment, no assurance can be given as to the ultimate outcome. An unfavorable resolution of this matter is not expected to have a material impact on our financial condition, but depending upon the time period and amounts involved it may have a material negative effect on our results of operations.

We cannot predict with certainty, the outcome of the SEC and U.S. Attorney’s inquiries.
      We received an informal inquiry from the SEC during the third quarter of 2004. The SEC’s focus to date has been related to certain transactions with Network Associates, Inc. (“NAI”) from 1998 through 2000. We have also received subpoenas from the U.S. Attorney’s office for the Northern District of California in connection with its grand jury investigation of NAI which seek information concerning these transactions. We are cooperating fully with the SEC’s and the U.S. Attorney’s requests. Although the outcome of the SEC and U.S. Attorney’s inquiries cannot be predicted with certainty, it is not currently expected to have a material effect on our ongoing consolidated financial position, results of operations or cash flows.

If a downturn in economic conditions continues for a long period of time or worsens, it will likely have an adverse impact on our business.
      The IT industry in general, and the IT products and services distribution industry in particular, have experienced a severe downturn in demand for fiscal 2000 through most of fiscal 2003. This downturn resulted in a decline in our net sales and gross profit and impacted financial results of many of our customers and vendors. If a downturn continues or worsens we may experience significant operating losses, elevated levels of obsolete inventory, and larger bad debt losses.

We have significant credit exposure to our reseller customers and negative trends in their businesses could cause us significant credit loss.
      As is customary in many industries, we extend credit to our reseller customers for a significant portion of our net sales. Resellers have a period of time, generally 30 to 60 days after date of invoice, to make payment. We are subject to the risk that our reseller customers will not pay for the products they have purchased. The risk that we may be unable to collect on receivables may increase if our reseller customers experience decreases in demand for their products and services or otherwise become less stable, due to adverse economic conditions. If there is a substantial deterioration in the collectibility of our receivables or if we cannot obtain credit insurance at reasonable rates or are unable to collect under existing credit insurance policies, our earnings, cash flows and our ability to utilize receivable-based financing could deteriorate.

We are subject to the risk that our inventory values may decline and protective terms under supplier agreements may not adequately cover the decline in values.
      The IT products industry is subject to rapid technological change, new and enhanced product specification requirements, and evolving industry standards. These changes may cause inventory in stock to decline substantially in value or to become obsolete. It is the policy of many suppliers of IT products to offer distributors like us, who purchase directly from them, limited protection from the loss in value of inventory due to technological change or such suppliers’ price reductions. For example, we can receive a credit from some suppliers for products, based upon the terms and conditions with those suppliers, in the event of a supplier price reduction. In addition, we have a limited right to return to some suppliers a certain percentage of purchases. These policies are often not embodied in written agreements and are subject to the discretion of the suppliers. As a result, these policies do not protect us in all cases from declines in inventory value. We offer no assurance that our price protection will continue, that unforeseen new product developments will not materially adversely affect us, or that we will successfully manage our existing and future inventories.
      During an economic downturn, it is possible that prices will decline due to an oversupply of product, and therefore, there may be greater risk of declines in inventory value. If major suppliers decrease the availability of price protection to us, such a change in policy could lower our gross margins on products we sell or cause us to record inventory write-downs. We expect the restrictive supplier terms and conditions to continue for the foreseeable future. We are also exposed to inventory risk to the extent that supplier protections are not available on all products or quantities and are subject to time restrictions. In addition, suppliers may become insolvent and unable to fulfill their protection obligations to us.

Future terrorist or military actions could result in disruption to our operations or loss of assets, in certain markets or globally.
      Future terrorist or military actions, in the U.S. or abroad, could result in destruction or seizure of assets or suspension or disruption of our operations. Additionally, such actions could affect the operations of our suppliers or customers, resulting in loss of access to products, potential losses on supplier programs, loss of business, higher losses on receivables or inventory, and/or other disruptions in our business, which could negatively affect our operating results. We do not carry broad insurance covering such terrorist or military actions, and even if we were to seek such coverage, the cost would likely be prohibitive.

We are dependent on key individuals in our company, and our ability to retain our personnel.
      Because of the nature of our business, which includes (but is not limited to) high volume of transactions, business complexity, wide geographical coverage, and broad scope of products, suppliers, and customers, we are dependent in large part on our ability to retain the services of our key management, sales, IT, operational, and finance personnel. Our continued success is also dependent upon our ability to retain and recruit other qualified employees, including highly skilled technical, managerial, and marketing personnel, to meet our needs. Competition for qualified personnel is intense. In addition, we have recently reduced our personnel in various geographies and functions through our restructuring activities. These reductions could negatively impact our relationships with our workforce, or make hiring other employees more difficult. We may not be successful in attracting and retaining the personnel we require, which could have a material adverse effect on our business. Additionally, changes in workforce, including government regulations, collective bargaining agreements or the availability of qualified personnel could disrupt operations or increase our operating cost structure.

Because of the capital-intensive nature of our business, we need continued access to capital. Changes in our credit rating, or other market factors may increase our interest expense or other costs of capital, or capital may not be available to us on acceptable terms to fund our working capital needs.
      Our business requires significant levels of capital to finance accounts receivable and product inventory that is not financed by trade creditors. This is especially true when our business is expanding, including through acquisitions, but we still have substantial demand for capital even during periods of stagnant or declining net sales. In order to continue operating our business, we will continue to need access to capital, including debt financing. In addition, changes in payment terms with either suppliers or customers could increase our capital requirements. The capital we require may not be available on terms acceptable to us, or at all. Changes in our credit ratings, as well as macroeconomic factors such as fluctuations in interest rates or a general economic downturn, may restrict our ability to raise the necessary capital in adequate amounts or on terms acceptable to us, and the failure to do so could harm our ability to operate or expand our business.

Rapid changes in the operating environment for IT distributors have placed significant strain on our business, and we offer no assurance that our ability to successfully manage future adverse industry trends.
      Dynamic changes in the industry have resulted in new and increased responsibilities for management personnel and have placed and continue to place a significant strain upon our management, operating and financial systems, and other resources. This strain may result in disruptions to our business and decreased revenues and profitability. In addition, we may not be able to attract or retain sufficient personnel to manage our operations through such dynamic changes. Even with sufficient personnel we cannot assure our ability to successfully manage future adverse industry trends. Also crucial to our success in managing our operations will be our ability to achieve additional economies of scale. Our failure to achieve these additional economies of scale could harm our profitability.

We recorded a significant non-cash charge in the first quarter of 2002 for the cumulative effect of adoption of a new accounting standard, and future periodic assessments under this or other new accounting standards, as well as changes in, or interpretations of, accounting rules and regulations, such as expensing of stock options, may result in unfavorable accounting charges.
      In accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets” (“FAS 142”), we no longer amortize goodwill or indefinite-lived intangible assets effective the beginning of fiscal year 2002. Instead, these assets were reviewed for impairment upon adoption and will be reviewed for impairment at least annually. Impairment is based on the valuation of individual reporting units. The valuation methods used include estimated net present value of projected future cash flows of these reporting units. As a result of the implementation of FAS 142, we recorded a non-cash charge for the cumulative effect of the change in accounting principle upon adoption of $280.9 million, net of taxes, in the first quarter of 2002.
      Significant changes in the use of our assets, negative industry or economic trends, significant under-performance relative to historical or projected future operating results, changes in market discount rates, or a substantial decline in our stock price could result in a substantial decline in the value of our goodwill, intangible assets or other long-lived assets, which could require us to record additional impairment charges in the future.

Our quarterly results have fluctuated significantly in the past and will likely continue to do so, which may cause the market price of our securities to fluctuate.
      Our quarterly operating results have fluctuated significantly in the past and will likely continue to do so in the future as a result of:

•	seasonal variations in the demand for our products and services such as lower demand in Europe during the summer months and worldwide pre-holiday stocking in the retail channel during the September-to-December period;

•	competitive conditions in our industry, which may impact the prices charged and terms and conditions imposed by our suppliers and/or competitors and the prices we charge our customers, which in turn may negatively impact our revenues and/or gross margins;

•	currency fluctuations in countries in which we operate;

•	variations in our levels of excess inventory and doubtful accounts, and changes in the terms of vendor-sponsored programs such as price protection and return rights;

•	changes in the level of our operating expenses;

•	the impact of acquisitions we may make;

•	the impact of and possible disruption caused by reorganization efforts, as well as the related expenses and/or charges;

•	the loss or consolidation of one or more of our major suppliers or customers;

•	product supply constraints;

•	interest rate fluctuations, which may increase our borrowing costs and may influence the willingness of customers and end-users to purchase products and services; and

•	general economic or geopolitical conditions.
      These historical variations may not be indicative of future trends in the near term. Our narrow operating margins may magnify the impact of the foregoing factors on our operating results. We believe that you should not rely on period-to-period comparisons of our operating results as an indication of future performance. In addition, the results of any quarterly period are not indicative of results to be expected for a full fiscal year.

We are dependent on third-party shipping companies for the delivery of our products.
      We rely almost entirely on arrangements with third-party shipping companies for the delivery of our products. The termination of our arrangements with one or more of these third-party shipping companies, or the failure or inability of one or more of these third-party shipping companies to deliver products from suppliers to us or products from us to our reseller customers or their end-user customers, could disrupt our business and harm our reputation and net sales.
* * * * * * * * *
      We operate our global business in a continually changing environment that involves numerous risks and uncertainties. It is not reasonable for us to itemize all of the factors that could affect us and/or the information technology products and services distribution industry as a whole. Future events that may not have been anticipated or discussed here could adversely affect our business, financial condition, results of operations or cash flows.